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Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2001

PETROLEOS DE VENEZUELA, S.A.
(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY
(Translation of Registrant's Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela
(Address of Principal Executive Offices)

    [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F /x/      Form 40-F / /

    [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes / /      No /x/

INCORPORATION BY REFERENCE

    This report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of PDVSA Finance and Petróleos de Venezuela (File No. 333-65454) as amended, first filed with the U.S. Securities and Exchange Commission on July 19, 2001.

i

DEFINED TERMS

    When used in this report, references to "dollars" or "$" are to the lawful currency of the United States and references to "Bolivars" or "Bs." are to the lawful currency of the Bolivarian Republic of Venezuela. When used in this report, the term "Petróleos de Venezuela" refers to Petróleos de Venezuela, S.A., the term "PDVSA Petróleo" refers to our subsidiary PDVSA Petróleo, S.A. and its predecessor, and the terms "we," "our," "us" and "PDVSA" refer to Petróleos de Venezuela, S.A. and its consolidated subsidiaries.

FACTORS AFFECTING FORWARD-LOOKING STATEMENTS

    This report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to certain risks and uncertainties in both Venezuelan and international markets, including risks and uncertainties relating to inflation, continued access to capital markets on favorable terms, regulatory burdens in such markets, changes in import controls or import duties, levies or taxes and changes in prices or demand for products produced by us or our subsidiaries or affiliates as a result of competitive actions or economic factors. Such statements are also subject to the risks of increased costs in related technologies and such technologies producing expected results, and performance by third parties in accordance with contractual terms and specifications. The expectations of our management with respect to exploration activities, whether conducted by us, our affiliates, our joint ventures or third parties, are subject to risks arising from the inherent difficulty of predicting the presence, yield or quality of hydrocarbon deposits, as well as unknown or unforeseen difficulties in extracting, transporting or processing any hydrocarbons found or doing so on an economic basis. Should one or more of these uncertainties or risks materialize, actual results may vary materially from those estimated, anticipated or projected. Specifically, but without limitation, capital costs could increase, projects could be delayed, and anticipated improvements in capacity or performance may not be fully realized. Although we believe that the expectations reflected by such forward-looking statements are reasonable based on information currently available to us and our subsidiaries and affiliates, we cannot assure you that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements.

ii

RECENT DEVELOPMENTS

Overview and Recent Trends

    Historically, members of the organization of Oil Producing and Exporting Countries, otherwise known as OPEC, have entered into agreements to reduce their production of crude oil. Such agreements have sometimes increased global crude oil prices by decreasing the global supply of crude oil. Venezuela is a party to and has complied with such OPEC production agreement quotas and we expect that Venezuela will continue to comply with such production quota agreements with other OPEC members. Since 1998, OPEC's production quotas have resulted in a worldwide decline in production and substantial increases in the international crude oil prices.

    The average price of the OPEC basket decreased by 5% to $25.06 per barrel as of June 30, 2001 from $26.39 per barrel as of June 30, 2000. The average price of our exports (including refined products) decreased by 13%, from $25.40 per barrel for the first six months of 2000 to $22.15 per barrel for the first six months of 2001.

Legal Proceedings

    In 1999, a group of U.S. independent oil producers filed petitions under the U.S. antidumping and countervailing duty laws against imports of crude oil from Venezuela, Iraq, Mexico and Saudi Arabia. These laws provide for the imposition of additional duties on imports of merchandise if (1) the U.S. Department of Commerce, after investigation, determines that the merchandise has been sold to the United States at dumped prices or has benefited from countervailing subsidies, and (2) the U.S. International Trade Commission determines that the imported merchandise has caused or threatened material injury to the U.S. industry producing like product. The amount of the additional duties imposed is generally equal to the amount of the dumping margin and subsidies found on the imports on which the duties are assessed. No duties are owed on imports made prior to the formal initiation of an investigation by the U.S. Department of Commerce. We contested these petitions. In 1999, prior to initiation of a formal investigation, the U.S. Department of Commerce dismissed the petitions. In 2000, the U.S. Court of International Trade overturned this decision and remanded the case to the U.S. Department of Commerce for reconsideration. In August 2001, the U.S. Department of Commerce filed a new determination with the U.S. Court of International Trade, and again dismissed the petitions. The U.S. Court of International Trade may either affirm the U.S. Department of Commerce's new determination or remand this case to the U.S. Department of Commerce for further consideration. If this case is remanded, the U.S. Department of Commerce may initiate investigations to determine whether imports of crude oil from Venezuela, Iraq, Mexico and Saudi Arabia are being sold in the United States at dumped prices or has benefited from countervailing subsidies. The U.S. International Trade Commission will also conduct an investigation to determine whether imports of crude oil from these countries are causing or threatening material injury to the U.S. industry that produces crude oil. We intend to contest such investigations, if any.

    We and our joint ventures are involved in various lawsuits and claims arising in the normal course of our businesses. Information regarding legal proceedings affecting PDV America, Inc. and its subsidiaries is set forth under "Item 3. Legal Proceedings" in PDV America, Inc.'s 2000 Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission.

    We are not involved (whether as defendant or otherwise) in and, other than as described above, we have no knowledge of any threat of, any litigation, arbitration, or administrative or other proceeding which management believes will have a material adverse effect on our consolidated financial position or results of operations.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The following discussion of our financial condition and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements included elsewhere herein. Reference is made to the financial statements included in Petróleos de Venezuela's annual report for the fiscal year ended December 31, 2000 on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and discussion of factors that may cause fluctuations in our earnings and cash flows.

Overview

    Our consolidated financial results currently depend primarily on the volume of crude oil produced and the price levels for hydrocarbons generally, and we expect volumes and prices of crude oil to continue to be the most important factors affecting our results of operations. The level of crude oil production and the capital expenditures needed to achieve such level of production have been among the principal factors determining our financial condition and results of operations since 1990, and are expected to continue to be principal factors in determining our financial condition and results of operations for the foreseeable future.

    While more than 95% of our revenues and a significant portion of our expenses are in dollars, some of our operating costs are incurred in Bolivars. As a result, our financial condition and results of operations are also affected by Venezuelan inflation and the timing and magnitude of any change in the Bolivar/dollar exchange rate during a given financial reporting period.

    The average realized export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas decreased by 13%, from $25.40 per barrel for the first six months of 2000 to $22.15 per barrel for the first six months of 2001. This reduction is due to a decrease in international market prices for crude oil.

Summary of Net Sales and Operating Income (Loss)
by Geographic Area and Business Segment

	Six Months Ended June 30,
	2001		2000
	Net Sales	Operating Income (Loss)	Net Sales	Operating Income (Loss)
	($ in millions)
Venezuela:
Upstream operations(1)(2)	10,673	4,224	12,799	7,113
Downstream operations(1)	13,580	96	14,957	(524)
Petrochemical operations	537	(30)	486	29
United States:
Downstream operations	10,718	586	10,517	271
All other	465	1,237 (4)	312	829 (4)
Eliminations(3)	(11,535)	(304)	(12,828)	(769)

	24,438	5,809	26,243	6,949

(1)
Total net sales of PDVSA Petróleo's upstream and downstream operations amounted to $12,594 million and $14,019 million for the six months ended June 30, 2000 and 2001, respectively.

(2)
All sales from the upstream operations are made to the Venezuelan downstream operations and international markets.

(3)
Represents the elimination of intersegment sales.

(4)
Includes equity in earnings of nonconsolidated investees.

    The following table sets forth our financial and operational information for the periods indicated:

Key Financial Results

	At or for the Six Months Ended June 30,
	2001	2000
	($ in millions)
Total revenues	24,438	26,243
Depreciation and depletion	1,356	1,213
Income before income taxes and minority interests	5,562	6,652
Net income	3,047	3,464
Net cash used in investment activities	2,530	1,752
Total debt(1)	7,459	8,372
Stockholder's equity	37,439	36,358
Debt/capitalization ratio(2)	15%	17%
Total payments to stockholder(3)	7,158	4,314

(1)
Includes short-term and long-term debt and capital lease obligations.

(2)
Calculated as long-term debt (including capital lease obligations) divided by the sum of long-term debt, minority interests and stockholder's equity.

(3)
Includes income taxes, production tax and cash dividends paid.

Results of Operations—First Six Months of 2001 Compared to First Six Months of 2000

Production

    The following table presents a summary of our production levels and production capacities for the six months ended June 30, 2001 and June 30, 2000:

	Six Months Ended June 30,
			Increase (Decrease)
	2001	2000
	(MBPD, except as otherwise indicated)
Production:
Crude oil, condensate and liquid petroleum gas	3,267	3,201	66	2%
Natural gas (MMCFD)	3,821	3,991	(170)	(4)%
Refined products	2,965	2,724	241	9%
Crude oil production capacity	3,493	3,530	(37)	(1)%

    Our production of crude oil, condensate and liquid petroleum gas averaged 3,267 thousands of barrels per day ("MBPD") during the first six months of 2001, compared to an average of 3,201 MBPD produced during the first six months of 2000. Of this production, 41% consists of light crude oil and condensates, 31% consists of medium crude oil and 28% consists of heavy and extra-heavy crude oil. Our natural gas production (net of amounts re-injected) decreased by 4%, from an average of 3,991 millions of cubic feet per day ("MMCFD") in the first six months of 2000 to an average of 3,821 MMCFD in the first six months of 2001. Our crude oil production capacity decreased from an average of 3,530 MBPD in the first six months of 2000 to an average of 3,493 MBPD in the first six months of 2001. All of our crude oil and natural gas production operations are located in Venezuela.

    Our output of refined products, including the output of products by refineries in which our affiliates in the United States and Europe own equity interests, increased by 9%, from an average of 2,724 MBPD in the first six months of 2000 to an average of 2,965 MBPD in the first six months of 2001. Of the total production of our refineries during the first six months of 2001, 53%, or 1,575 MBPD, was produced by our Venezuelan refineries (including the Isla Refinery), 38%, or 1,124 MBPD, was produced by refineries in the United States in which we own equity interests and the remaining 9%, or 266 MBPD, was produced through our participation in various European joint ventures.

Total Revenues

    Our total revenues were $24,438 million for the first six months of 2001, compared to $26,243 million for the first six months of 2000. Our total revenues include net sales and equity in earnings of nonconsolidated investees.

Net Sales

    The following table presents a summary of our sales for the six months ended June 30, 2001 and June 30, 2000:

	Six Months Ended June 30,
			Increase (Decrease)
	2001	2000
	(MBPD, except as otherwise indicated)
Crude oil	2,051	1,333	718	54%
Refined products	2,663	2,911	(248)	(9)%

Total sales	4,714	4,244	470	11%

Export sales	2,813	2,775	38	1%
Export price per barrel ($/barrel)	22.15	25.40	(3.25)	(13)%
Net sales ($ in millions)(1)	24,148	26,078	(1,930)	(7)%

(1)
Excluding equity in earnings of nonconsolidated investees.

    The following table presents a geographical breakdown of our export sales to principal markets for the six months ended June 30, 2001 and June 30, 2000:

	Six Months Ended June 30,
			Increase (Decrease)
	2001	2000
	(MBPD, except as otherwise indicated)
United States and Canada	1,507	1,522	(15)	(1)%
Caribbean and Central America	550	603	(53)	(9)%
South America	155	187	(32)	(17)%
Europe	200	197	3	2%

    Our net sales decreased from $26,078 million for the first six months of 2000 to $24,148 million for the first six months of 2001, due to decreases in international market prices for hydrocarbons, partially offset by higher prices for refined products in the United States.

    Our sales of 4,714 MBPD in the first six months of 2001, compared to 4,244 MBPD in the first six months of 2000, consist primarily of exports of crude oil and refined petroleum products from Venezuela, sales by our international subsidiaries of crude oil and refined petroleum products purchased from third parties and Venezuelan domestic sales. Our sales during the first six months of

2001 consist of 2,051 MBPD of crude oil and 2,663 MBPD of refined products, as compared to 1,333 MBPD of crude oil and 2,911 MBPD of refined products during the first six months of 2000.

    Export Revenues of Crude Oil and Refined Products.  Of our sales of crude oil and refined petroleum products in the first six months of 2001, export sales represented 60% in terms of volume. The volume of our export sales increased from 2,775 MBPD in the first six months of 2000 to 2,813 MBPD in the first six months of 2001. The average realized export price per barrel for Venezuelan crude oil, refined petroleum products and liquid petroleum gas decreased by 13%, from $25.40 per barrel for the first six months of 2000 to $22.15 per barrel for the first six months of 2001.

    Our primary markets for exports of its crude oil and refined petroleum products are the United States, Central America and the Caribbean and South America. The United States and Canada continue to be the largest markets for our export sales, with total sales volume of 1,507 MBPD for the first six months of 2001, a 1% decrease from 1,522 MBPD for the first six months of 2000. Central America and the Caribbean continue to be premium markets for our export sales (primarily of refined petroleum products), with total sales of 550 MBPD for the first six months of 2001, a 9% decrease compared to 603 MBPD for the first six months of 2000. Our export sales to South America decreased by 17%, from 187 MBPD for the first six months of 2000 to 155 MBPD for the first six months of 2001. Our export sales to Europe increased by 2%, from 197 MBPD for the first six months of 2000 to 200 MBPD for the first six months of 2001. We export all of our crude oil production that is not processed in our Venezuelan refineries (including the Isla Refinery). Our total export volume of 2,813 MBPD for the first six months of 2001 consisted of 2,065 MBPD of crude oil and 748 MBPD of refined petroleum products. For the purposes of calculating export revenues, we treat the sale of refined petroleum products from the Isla Refinery as an export of refined petroleum products from Venezuela, but we do not treat crude oil processed in the Isla Refinery as an export of crude oil from Venezuela.

    Revenues of International Subsidiaries.  Our total volumes of crude and refined petroleum products sold exceed our total production of crude oil and liquid petroleum gas primarily because sales by our wholly owned subsidiary, PDV America, Inc., through its wholly owned subsidiaries (primarily CITGO Petroleum Corporation ("CITGO")), are generated through purchases of crude oil and refined petroleum products from third parties that are supplied to its refining and marketing network in the United States and not from crude oil and refined petroleum products that we produce. PDV America, Inc.'s sales increased to $10,718 million in the first six months of 2001 from $10,517 million in the first six months of 2000, primarily due to an increase in the market prices of refined petroleum products in the United States.

    Domestic Sales.  In Venezuela, we sold 436 MBPD of refined petroleum products (including liquid petroleum gas) during the first six months of 2001, an increase of 8% compared to the 403 MBPD sold in the first six months of 2000. During the first six months of 2001, we sold 300 MBPD of oil equivalent of natural gas in the Venezuelan domestic market, a 5% increase from the 287 MBPD sold in the first six months of 2000.

    Petrochemicals and Other Sales.  Our net sales for the first six months of 2001 include $678 million generated from sales of petrochemicals, bitumen and coal, a 32% increase compared to $514 million generated from sales of such products in the first six months of 2000. Such net sales also include $552 million from sales of petrochemical products, including fertilizers, industrial products and olefins (of which $242 was derived from sales in the international markets), $99 million from sales of natural bitumen and $68 million from sales of coal.

Equity in Earnings of Nonconsolidated Investees

    Our equity in earnings of nonconsolidated investees totaled $290 million for the first six months of 2001, compared to $165 million for the first six months of 2000. In the United States, PDV America Inc.'s equity in earnings of nonconsolidated investees totaled $61 million for the first six months of 2001, compared to $4 million for the first six months of 2000. These increases were primarily due to an increase in the earnings of LYONDELL-CITGO Refining Company L.P. ("LYONDELL-CITGO"), a joint venture in which we own a 41.25% interest. CITGO's share of LYONDELL-CITGO's earnings increased $44 million, from a loss of $5 million in the first six months of 2000 to net earnings of $39 million in the first six months of 2001. The increase in LYONDELL-CITGO's earnings in the first six months of 2001 is primarily due to higher refining margins, partially offset by an increase in natural gas prices and a decrease in crude oil processing rates due to an unplanned production unit outage at the refinery.

Purchase of Crude Oil and Products

    Our purchases of crude oil and refined petroleum products decreased by 13%, from $10,371 million for the first six months of 2000 to $9,058 million for the first six months of 2001, due to a decrease in prices of crude oil. Through PDV America, Inc., we purchase crude oil, refined petroleum products and intermediate feedstocks and petrochemical products from third parties for use in our refining and marketing network in the United States. We also purchase crude oil from third parties to meet our supply commitments at our Ruhr Oel refineries. Ruhr Oel is a joint venture in which we own a 50% interest. In the first six months of 2001, we also purchased an average of 48 MBPD of refined products and crude for our Venezuelan operations.

Operating Expenses

    During the first six months of 2001, our operating expenses increased by 22% to $5,407 million from $4,419 million in the first six months of 2000. Our production expenses for the first six months of 2001, which represent 42% of our total operating expenses (including costs from operating service agreements), increased by 49% to $2,294 million, from $1,535 million in the first six months of 2000. Other operating expenses, consisting primarily of refining costs in Venezuela, also increased in the first six months of 2001. These increases are primarily due to increases in payments made by us to our third party partners under our operating service agreements.

Depreciation and Depletion

    Depreciation and depletion increased by 12% from $1,213 million for the first six months of 2000 to $1,356 million for the first six months of 2001 due to the placing in service of additional production wells.

Selling, Administrative and General Expenses

    Our selling, administrative and general expenses increased by 8% to $865 million in the first six months of 2001 from $800 million for the first six months of 2000.

Financing Expenses

    Our financing expenses decreased by 17% to $247 million in the first six months of 2001 from $297 million in the first six months of 2000. This decrease is due primarily to a reduction in the balance of our outstanding debt.

Liquidity and Capital Resources

Cash Flows from Operating Activities

    Net cash provided by our operating activities totaled $3,860 million in the first six months of 2000, compared to $4,005 million during the first six months of 2001. Our cash flows from operating activities depends directly on international market prices for crude oil and refined products.

    We submit a foreign exchange budget for approval by our stockholder each year. Our foreign exchange inflows budget is based on projected export volumes and prices, as well as proceeds from any debt issuance, while our foreign exchange outflows budget is based on projected purchases of imported goods and services, as well as payments of principal and interest on our debt. During the first six months of 2001, our foreign exchange inflows totaled $14,319 million, while our foreign exchange outflows totaled $4,782 million (of which debt amortization represented $299 million). Our net foreign currency inflows for the period were $9,537 million.

Cash Flows from Investing Activities

    Net cash used in our investing activities totaled $2,530 million for the first six months of 2001, compared to $1,752 million for the first six months of 2000. Our capital expenditures increased from $927 million in the first six months of 2000 to $1,457 million in the first six months of 2001, due to an increase in our investments in activities related to production and product upgrades.

    We are required to make deposits with the Macro Economic Stabilization Investment Fund, also known as the MESIF, in accordance with MESIF guidelines. As of June 30, 2001, our total contributions to the MESIF amounted to $3,436 million; of this amount, $1,091 million was deposited during the first six months of 2001.

Cash Flows from Financing Activities

    During the six months ended June 30, 2001, we paid approximately $2,502 million in the form of dividends to our stockholder. At an extraordinary meeting held in August 2001, our stockholder declared dividends payable of approximately $1,200 million. We expect to pay a total of approximately $4,690 million in the form of dividends to our stockholder by the end of 2001.

    On July 20, 2001, LYONDELL-CITGO completed a refinancing of its working capital revolver and its $450 million term bank loan that matures on September 14, 2001. The new 18-month term loan and working capital revolver will mature in January 2003.

New Accounting Standards

SFAS No. 133

    On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The statement, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to stockholder's equity and comprehensive income or the statement of income depending upon the classification of the derivative.

    The net effect of adopting SFAS No. 133, as amended, on January 1, 2001, resulted in an after-tax credit of approximately $13 million included in the condensed consolidated statement of income. The effects of the initial recognition as of January 1, 2001 of assets and liabilities in the condensed consolidated balance sheet were not material.

    We did not elect subsequent hedge accounting for derivative instruments existing at January 1, 2001 and did not enter into any new hedging activity during the six-month period ended June 30, 2001. All changes in the fair value of derivatives have been recorded in the condensed consolidated statement of income for the six-month period ended June 30, 2001, the effects of which were not material.

SFAS No. 141

    In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The use of the pooling of interests method is no longer permitted. The adoption of SFAS No. 141 will not impact our financial position nor results of operations.

SFAS No. 142

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and requires that goodwill and intangible assets with indefinite life no longer be amortized but, instead, be periodically reviewed for impairment. The provisions of SFAS No. 142 are fully effective for fiscal years beginning after December 15, 2001. However, certain provisions of SFAS No. 142 are applicable to goodwill and other intangible assets acquired in transactions that are completed after June 30, 2001. Because of the efforts necessary to comply with the adoption of SFAS No. 142, it is presently not practicable to reasonably estimate the impact of adopting SFAS No. 142 on our financial statements.

SFAS No. 143

    In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), that addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of such assets.

    SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of such fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of such asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement, and such adjustments are reflected in operations. If our obligation is settled for other than the carrying amount of the liability, we will recognize a gain or loss on settlement.

    We are required to, and plan to, adopt SFAS No. 143 for the quarter ended March 31, 2003. In order to accomplish this, we must identify all our legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations as of the date of adoption of SFAS No. 143. The determination of fair value is a complex exercise, and we will need to gather market information and develop cash flow models in order to make this determination. Additionally, we will need to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, it is presently not practicable for our management to estimate the impact of adopting SFAS No. 143.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Introduction

    We are exposed to hydrocarbon price fluctuations, interest rate fluctuations and foreign currency exchange risks. To manage these exposures, we have defined certain benchmarks consistent with our preferred risk profile for the environment in which we operate and finance our assets. We do not attempt to manage the price risk related to all of our inventories of hydrocarbon products. As a result, at June 30, 2001, we were exposed to price risks with respect to a substantial portion of our hydrocarbon inventories. The following disclosure does not attempt to quantify the price risks associated with such commodity inventories. All matters related to market risks are managed by our international subsidiaries.

Commodity Derivative Instruments

    We balance our crude oil and refined products supply and demand and manage a portion of our price risks by entering into petroleum commodity derivatives through CITGO. PETROMAR, a direct trading subsidiary of Petróleos de Venezuela in Aruba, PMI Panama, a direct trading subsidiary of Petróleos de Venezuela in Panama, and PDVSA Trading, S.A., a direct trading subsidiary of Petróleos de Venezuela in Venezuela, have limited involvement with commodity derivatives. These entities manage commodity price risks associated with crude oil or refined products that arise out of their respective core business activities. None of these companies uses derivative financial instruments for trading purposes.

    The following table presents contractual amounts with open positions at June 30, 2001 for commodity derivatives, and includes futures purchased and futures sold:

Non-Trading Commodity Derivatives Open Positions at June 30, 2001

Commodity	Derivative	Maturity Date	Contracted Volume	Contract Value	Market Value
				($ in millions)
No Lead Gasoline(1)	Futures Purchased	2001	299	9.3	9.2
	Futures Sold	2001	815	27.0	24.2
	OTC Swaps (Pay Floating/Receive Fixed)(3)	2001	200	—	(0.4)
	Forward Purchase Contracts	2001	6,014	194.5	163.6
	Forward Sale Contracts	2001	6,086	195.7	167.8
Distillates(1)	Futures Purchased	2001	1,697	54.6	52.3
	Futures Purchased	2002	720	22.2	21.9
	OTC Swap Options Purchased	2001	10	—	—
	OTC Swap Options Sold	2001	10	—	—
	OTC Swap Options Purchased	2002	30	—	—
	OTC Swap Options Sold	2002	30	—	—
	Forward Purchase Contracts	2001	1,092	34.3	32.1
	Forward Sale Contracts	2001	1,482	46.2	44.9
	Futures Purchased	2001	180	5.1	4.9
	Futures Sold	2001	180	5.1	4.9
	Futures Purchased	2001	10	233.2	233.2
	Futures Sold	2001	10	236.4	235.4
Crude Oil(1)	Futures Purchased	2001	947	26.2	24.7
	Forward Purchase Contracts	2001	6,785	190.1	180.2
	Forward Sale Contracts	2001	7,549	210.4	200.4
	Futures Sold	2001	3,500	96.1	91.8
	Futures Purchased	2001	500	13.0	13.1
Natural Gas(2)	Futures Purchased	2001	85	3.4	2.9
	OTC Swap Options Purchased	2001	240	—	0.1
	OTC Swap Options Sold	2001	140	—	(1.3)

(1)
Thousands of barrels.

(2)
10,000 mmbtu per contract. "mmbtu" means thousands of British thermal units.

(3)
Floating price based on market index designated in contract; fixed price agreed upon at date of contract.

Debt Related Instruments

    Through CITGO, we have fixed and floating rate U.S. currency denominated debt instruments. We use interest rate swap agreements primarily to manage the debt portfolio of CITGO toward a benchmark of 40 to 60 percent fixed rate debt to total fixed and floating rate debt. These swap agreements have the effect of changing the interest rate on a debt instrument with the objective of minimizing CITGO's long term costs. At June 30, 2001, CITGO's primary risk exposures were to LIBOR and floating rates on tax exempt bonds.

    For CITGO's interest rate swap agreements, the table below presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.

Non-Trading Interest Rate Derivatives
Open Positions at June 30, 2001

Variable Rate Index	Expiration Date	Fixed Rate Paid	Notional Principal Amount
		(%)	($ in millions)
J. J. Kenny	February 2005	5.30	12
J. J. Kenny	February 2005	5.27	15
J. J. Kenny	February 2005	5.49	15

			42

    The fair value of our interest rate swap agreements in place at June 30, 2001, based on the estimated amount that CITGO would receive or pay to terminate these swap agreements as of that date, and taking into account current interest rates, was a loss of $3 million.

    With respect to our debt obligations, the following table presents our principal cash flows and related weighted average interest rates by expected maturity dates:

Short-Term and Long-Term Debt
at June 30, 2001

Expected Maturities	Fixed Rate Debt		Average Fixed Interest Rate	Variable Rate Debt	Average Variable Interest Rate
	($ in millions)		(%)	($ in millions)	(%)
2001	207		8.42	114	5.38
2002	675		7.74	187	5.46
2003	1,051		7.68	188	4.47
2004	352		7.56	211	4.36
2005	395		8.12	160	4.03
Thereafter	2,500		8.18	1,282	5.22

Total	5,180			2,142

Fair Value	6,589	(1)

(1)
The fair value of fixed and variable debt was $6,589 million at June 30, 2001.

Foreign Exchange Risk

    The U.S. dollar is our functional currency, since a significant portion of our revenues and debt, as well as the majority of our costs, expenses and investments are denominated in dollars. We generally do not enter into foreign currency derivative transactions to hedge against movements in exchange rates. We are, however, exposed to foreign currency exchange risk associated with our recoverable luxury and wholesale tax receivables, notes and accounts receivable, and long-term and short-term debt denominated in currencies other than the U.S. dollar, as summarized below:

	At June 30, 2001
Currency	Assets	Monetary Liabilities	Net
	($ in millions)
Venezuelan Bolivars	4,971	7,402	2,431
German Marks	9	0	9
Dutch Guilders and other currencies	546	261	285

    At June 30, 2001, we had approximately $193 million of short-term and long-term debt denominated in currencies other than U.S. dollars as summarized below:

At June 30, 2001
($ in millions)
Bolivars	23
Euros	170

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.
Date: August 29, 2001	By:	/s/ Luis Dávila
		Name:	Luis Dávila
		Title:	Chief Financial Officer

PETROLEOS DE VENEZUELA, S.A.
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F–1

PETROLEOS DE VENEZUELA, S.A. (PDVSA)
(Wholly owned by the Bolivarian Republic of Venezuela)

CONDENSED CONSOLIDATED BALANCE SHEET
(Millions of dollars)

	June 30, 2001	December 31, 2000
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	1,886	3,257
Notes and accounts receivable	4,436	4,435
Inventories	2,309	2,175
Recoverable luxury and wholesale tax	1,767	1,475
Prepaid expenses and other	898	788
Deferred income tax	686	657

Total current assets	11,982	12,787
Restricted cash	3,567	2,406
Investments in nonconsolidated investees	2,852	2,702
Property, plant and equipment	36,431	36,330
Other assets	2,844	2,873

Total assets	57,676	57,098

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
Accounts payable to suppliers	2,528	3,084
Short-term debt	848	596
Taxes payable	1,942	1,598
Dividends payable	1,325	286
Accruals and other	2,951	2,648

Total current liabilities	9,594	8,212
Long-term debt	6,474	7,003
Capital lease obligations	137	184
Other long-term liabilities	544	608
Accrual for employee termination, pension and other postretirement benefits	3,232	2,807
Deferred income tax	46	135

Total liabilities	20,027	18,949
Minority interests	210	217
Stockholder's equity	37,439	37,932

Total liabilities and stockholder's equity	57,676	57,098

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–2

PETROLEOS DE VENEZUELA, S.A. (PDVSA)
(Wholly owned by the Bolivarian Republic of Venezuela)

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(UNAUDITED)
(Millions of dollars)

	Six Months Ended June 30,
	2001	2000
Sales of crude oil and derivatives
Exports and international markets	22,313	24,334
In Venezuela	1,157	1,230
Petrochemical and other sales	678	514
Equity in earnings of nonconsolidated investees	290	165

	24,438	26,243

Costs and expenses
Purchase of crude oil and products	9,058	10,371
Operating expenses	5,407	4,419
Exploration expenses	95	57
Depreciation and depletion	1,356	1,213
Selling, administrative and general expenses	865	800
Production and other taxes	2,084	2,398
Financing expenses	247	297
Other expense (income), net	(236)	36

	18,876	19,591

Income before income tax and minority interests	5,562	6,652
Provision for income tax	(2,511)	(3,179)
Minority interests	(4)	(9)

Net income	3,047	3,464

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–3

PETROLEOS DE VENEZUELA, S.A. (PDVSA)
(Wholly owned by the Bolivarian Republic of Venezuela)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Six months ended June 30, 2001

(Millions of dollars)

	Capital Stock	Legal Reserves	Other Reserves	Deficit	Accumulated Other Comprehensive Income	Total
Balances at December 31, 2000	39,094	3,845	4,288	(8,971)	(324)	37,932)
Dividends (unaudited)	—	—	—	(3,540)	—	(3,540)
Net income (unaudited)	—	—	—	3,047	—	3,047

Balances at June 30, 2001 (unaudited)	39,094	3,845	4,288	(9,464)	(324)	37,439

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–4

PETROLEOS DE VENEZUELA, S.A. (PDVSA)
(Wholly owned by the Bolivarian Republic of Venezuela)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(Millions of dollars)

	Six Months Ended June 30,
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	3,047	3,464
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and depletion	1,356	1,213
Deferred income tax	(25)	(211)
Provision for employee termination and pension benefits	669	548
Payments of employee termination and pension benefits	(279)	(299)
Equity in earnings of nonconsolidated investees	(290)	(165)
Dividend received from nonconsolidated investees	81	—
Change in operating assets—
Notes and accounts receivable	(1)	(731)
Inventories	(134)	51
Recoverable luxury and wholesale tax	(292)	(314)
Prepaid and other assets	(110)	(571)
Change in operating liabilities
Accounts payable to suppliers	(556)	(451)
Taxes payable, accruals and other	601	1,386
Other long-term liabilities	(62)	(60)

Net cash provided by operating activities	4,005	3,860

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(1,457)	(927)
Restricted cash	(1,161)	(930)
Net change in investments	88	105

Net cash used in investing activities	(2,530)	(1,752)

CASH FLOWS FROM FINANCING ACTIVITIES
Additions to debt	21	331
Debt repayment	(299)	(712)
Payments of capital lease obligations	(66)	(59)
Dividend paid	(2,502)	—

Net cash used in financing activities	(2,846)	(440)

Net increase (decrease) in cash and cash equivalents	(1,371)	1,668
Cash and cash equivalents at the beginning of the period	3,257	1,079
Cash and cash equivalents at the end of the period	1,886	2,747

SUPPLEMENTAL DISCLOSURE
Cash paid during the period for
Interest, net of capitalized amounts	272	92
Income tax	2,117	1,932
Non-cash activities
Tax certificates applied against income tax payable	204	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

F–5

PETROLEOS DE VENEZUELA, S.A. (PDVSA)
(Wholly owned by the Bolivarian Republic of Venezuela)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1—OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    The condensed consolidated financial statements of Petróleos de Venezuela, S.A. (PDVSA) as of June 30, 2001 and for the six-month periods ended June 30, 2001 and 2000 are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, although PDVSA believes that the disclosures are adequate to enable a reasonable understanding of the information presented. In the opinion of PDVSA's management, the interim condensed financial information contains all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of the results for such periods. The results of operations for the six-month periods ended June 30, 2001 and 2000 are not necessarily indicative of the results to be expected for the full year. These condensed consolidated financial statements should be read in conjunction with PDVSA's December 31, 2000 audited consolidated financial statements prepared in accordance with U.S. GAAP included in PDVSA's Annual Report on Form 20-F.

    Significant accounting policies in addition to those contained in the notes to the December 31, 2000 consolidated financial statements include:

Foreign currency

    Transactions in foreign currency are recorded at the exchange rate on the date of the transaction. The exchange rates as of June 30, 2001 and 2000 and the average exchange rates for the six months ended June 30, 2001 and 2000 were:

	2001	2000
Exchange rate per dollar at June 30 (Bs/US$1)	717.18	681.25
Average dollar exchange rate from January 1 through June 30 (Bs/US$1)	706.15	667.48

NOTE 2—NEW ACCOUNTING STANDARDS

    On January 1, 2001, PDVSA adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). The statement, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives, at fair value, as either assets or liabilities in the statement of financial position with an offset either to stockholder's equity and comprehensive income or the statement of income depending upon the classification of the derivative.

    The net effect of adopting SFAS No. 133, as amended, on January 1, 2001, resulted in an after-tax credit of approximately $13 million included in the condensed consolidated statement of income. The effects of the initial recognition as of January 1, 2001 of assets and liabilities in the condensed consolidated balance sheet were not material.

    PDVSA did not elect subsequent hedge accounting for derivative instruments existing at January 1, 2001 and did not enter into any new hedging activity during the six-month period ended June 30, 2001. All changes in the fair value of derivatives have been recorded in the condensed consolidated statement of income for the six-month period ended June 30, 2001, the effects of which were not material.

F–6

    In July 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). SFAS No. 141 addresses financial accounting and reporting for business combinations and requires that all business combinations initiated after June 30, 2001 be accounted for under the purchase method. The use of the pooling of interests method is no longer permitted. The adoption of SFAS No. 141 will not impact PDVSA's financial position nor results of operations.

    In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets, and requires that goodwill and intangible assets with indefinite life no longer be amortized but, instead, be periodically reviewed for impairment. The provisions of SFAS No. 142 are fully effective for fiscal years beginning after December 15, 2001. However, certain provisions of SFAS No. 142 are applicable to goodwill and other intangible assets acquired in transactions that are completed after June 30, 2001. Because of the efforts necessary to comply with the adoption of SFAS No. 142, it is presently not practicable to reasonably estimate the impact of adopting SFAS No. 142 on PDVSA's financial statements.

    In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), that addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of such assets.

    SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it was incurred if a reasonable estimate of such fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of such asset. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the initial fair value measurement, and such adjustments are reflected in operations. If PDVSA's obligation is settled for other than the carrying amount of the liability, PDVSA will recognize a gain or loss on settlement.

    PDVSA is required to, and plans to, adopt SFAS No. 143 for the quarter ended March 31, 2003. In order to accomplish this, PDVSA must identify all its legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations as of the date of adoption of SFAS No. 143. The determination of fair value is a complex exercise, and PDVSA will need to gather market information and develop cash flow models in order to make this determination. Additionally, PDVSA will need to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS No. 143, it is presently not practicable for PDVSA's management to estimate the impact of adopting SFAS No. 143.

F–7

NOTE 3—INVENTORIES

    Inventories are summarized as follows:

	June 30, 2001	December 31, 2000
	(Unaudited)
	(Millions of dollars)
Crude oil and derivative products	1,910	1,818
Fertilizers, industrial products, coal, Orimulsion® and other	76	79
Materials and supplies	345	358

	2,331	2,255
Less materials and supplies classified in non-current assets, net	22	80

	2,309	2,175

NOTE 4—DEBT

a)  Short-term debt and current portion of long-term debt

	June 30, 2001	December 31, 2000
	(Unaudited)
	(Millions of dollars)
Short-term borrowing facilities with various banks with a weighted average interest rate of 8.62% at December 31, 2000	—	58
Current portion of long-term debt (see below)	848	538

Total short-term debt	848	596

F–8

b)  Long-term debt

	June 30, 2001	December 31, 2000
	(Unaudited)
	(Millions of dollars)
PDV America/CITGO:
Senior notes	499	499
Revolving bank loans	16	—
Senior notes under shelf registration	200	200
Private placement senior notes	97	97
Senior notes under master shelf agreement	260	260
Tax exempt bonds	354	329
Taxable bonds	149	174
Other	4	7

	1,579	1,566

PDVSA Finance:
Unsecured notes	2,838	2,907

PDVSA V.I. (Hovensa):
Guaranteed secured note	467	491
PDVSA Petróleo:
Loans guaranteed by governmental export agencies and financial institutions	356	413
Cerro Negro senior notes	300	300
Cerro Negro line of credit	150	150
Sincor line of credit	809	809

	1,615	1,672

Bariven:
Loans guaranteed by governmental export agencies and financial institutions	323	401
Commercial paper program	179	179

	502	580

PDV Marina:
Credit facility	209	234

Other:
Corporate and other subsidiaries	112	91

	7,322	7,541
Less current portion of long-term debt	(848)	(538)

Total long-term portion	6,474	7,003

NOTE 5—OPERATING SEGMENTS AND GEOGRAPHIC DATA

    PDVSA has determined that its reportable segments are those that are based on PDVSA's method of internal reporting. PDVSA identifies such segments based on business units within Venezuela and geographically for all international subsidiaries. PDVSA's reportable operating segments include Venezuelan upstream, downstream and petrochemical operations and United States downstream operations. Venezuelan upstream operations include the exploration and production of crude oil and natural gas. Venezuelan downstream operations manage the refining, marketing and transportation of

F–9

crude oil, natural gas and refined petroleum products. The Venezuelan petrochemical operation is responsible for the production and marketing of petrochemicals. United States downstream operations manage refineries and market gasoline and refined petroleum products in the eastern and midwestern regions under the brand name CITGO.

    Intersegment sales, which primarily consist of sales of crude oil, are generally made at approximate market prices. "All other" column includes corporate related items and results of non-significant operations in Venezuela, Europe and the Caribbean. Summarized financial information concerning PDVSA's reportable segments is shown in the following table:

	Six Months Ended June 30,
	2001		2000
	Net Sales	Operating Income(Loss)	Net Sales	Operating Income(Loss)
	(Millions of dollars)
Venezuela:
Upstream operations(1)(2)	10,673	4,224	12,799	7,113
Downstream operations(1)	13,580	96	14,957	(524)
Petrochemical operations	537	(30)	486	29
United States:
Downstream operations	10,718	586	10,517	271
All other	465	1,237 (4)	312	829 (4)
Eliminations	(11,535)	(304)	(12,828)	(769)

	24,438	5,809	26,243	6,949

(1)
Total net sales of PDVSA Petróleo's upstream and downstream operations amounted to $12,594 million and $14,019 million for the six months ended June 30, 2000 and 2001, respectively.

(2)
All sales from the upstream operations are made to the Venezuelan downstream operations and international markets.

(3)
Represents the elimination of intersegment sales.

(4)
Includes equity in earnings of nonconsolidated investees.

    Financing expenses of US$247 million and US$297 million for the six months ended June 30, 2001 and 2000, respectively, are subtracted from operating income, in order to arrive at consolidated income before income tax and minority interests.

NOTE 6—COMMITMENTS AND CONTINGENCIES

    In 1999, a group of U.S. independent oil producers filed petitions under the U.S. antidumping and countervailing duty laws against imports of crude oil from Venezuela, Iraq, Mexico and Saudi Arabia. These laws provide for the imposition of additional duties on imports of merchandise if (1) the U.S. Department of Commerce, after investigation, determines that the merchandise has been sold to the United States at dumped prices or has benefited from countervailing subsidies, and (2) the U.S. International Trade Commission determines that the imported merchandise has caused or threatened material injury to the U.S. industry producing like product. The amount of the additional duties imposed is generally equal to the amount of the dumping margin and subsidies found on the imports on which the duties are assessed. No duties are owed on imports made prior to the formal initiation of an investigation by the U.S. Department of Commerce. PDVSA contested these petitions. In 1999, prior to initiation of a formal investigation, the U.S. Department of Commerce dismissed the petitions. In 2000, the U.S. Court of International Trade overturned this decision and remanded the case to the U.S. Department of Commerce for reconsideration. In August 2001, the U.S. Department of

F–10

Commerce filed a new determination with the U.S. Court of International Trade, and again dismissed the petitions. The U.S. Court of International Trade may either affirm the U.S. Department of Commerce's new determination or remand this case to the U.S. Department of Commerce for further consideration. If this case is remanded, the U.S. Department of Commerce may initiate investigations to determine whether imports of crude oil from Venezuela, Iraq, Mexico and Saudi Arabia are being sold in the United States at dumped prices or has benefited from countervailing subsidies. The U.S. International Trade Commission will also conduct an investigation to determine whether imports of crude oil from these countries are causing or threatening material injury to the U.S. industry that produces crude oil. PDVSA intends to contest such investigations, if any.

    A number of lawsuits and claims have arisen in the normal course of business, the possible final effects of which cannot be determined. Based on an analysis of available information, provisions have been recorded and are included in accruals and other liabilities. In the opinion of PDVSA's management and its legal counsel, the resolution of these matters will not have a material adverse effect on PDVSA's condensed consolidated financial statements.

    The majority of PDVSA's subsidiaries, both in Venezuela and abroad, are subject to various environmental laws and regulations under which they may be required to make significant expenditures to modify their facilities and to prevent or remedy the environmental effects of waste disposal and spills of pollutants. Management believes that such expenditures will not have a material adverse effect on PDVSA's condensed consolidated financial statements.

F–11

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TABLE OF CONTENTS
DEFINED TERMS
FACTORS AFFECTING FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
SIGNATURES
INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATED BALANCE SHEET
CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)